EXHIBIT 99.1

Himax Technologies, Inc. Reports Fourth Quarter and Full Year 2012 Financial Results

Company Meets Fourth Quarter and Full Year 2012 Revenues, Gross Margin and EPS Guidance

  Sales increased 12.7% year-over-year to $190.6 million and increased 0.1% sequentially. Full year 2012 revenues increased 16.5% year-over-year to $737.3 million
  Gross margin for the quarter increased 120 bps year-over-year to 23.3% and slightly higher than its most recent quarter Q3 2012
  Non-GAAP net income increased 252.2% to $15.3 million from $4.3 million in Q4 2011. Non-GAAP earnings per diluted ADS increased 256.0% to $8.9 cents from $2.5 cents in Q4 2011
  GAAP net income increased 285.8% to $14.3 million from $3.7 million in Q4 2011. GAAP earnings per diluted ADS increased 300.0% to $8.4 cents from $2.1 cents in Q4 2011
  FY 2012 GAAP net income increased 377.9% to $51.2 million from $10.7 million in FY 2011. GAAP earnings per diluted ADS increased 391.8% to $30.0 cents from $6.1 cents in FY 2011
  Positive 2013 outlook with strong growth in small and medium-sized driver and non-driver products

TAINAN, Taiwan, Feb. 6, 2013 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq:HIMX) ("Himax" or "Company"), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, today announced financial results for the fourth quarter and full year ended December 31, 2012.

SUMMARY FINANCIALS

Fourth Quarter 2012 Results Compared to Fourth Quarter 2011 Results (USD in millions) (unaudited)

	Q4 2012	Q4 2011	CHANGE
Net Revenues	$190.6 million	$169.2 million	+12.7%
Gross Profit	$44.4 million	$37.4 million	+18.8%
Gross Margin	23.3%	22.1%	+1.2%
GAAP Net Income Attributable to Shareholders	$14.3 million	$3.7 million	+285.8%
Non-GAAP Net Income Attributable to Shareholders	$15.3 million (1)	$4.3 million(2)	+252.2%
GAAP EPS (Per Diluted ADS, USD)	$0.084	$0.021	+300.0%
Non-GAAP EPS (Per Diluted ADS, USD)	$0.089 (1)	$0.025(2)	+256.0%

(1) Non-GAAP net income attributable to common shareholders and EPS excludes $0.4 million of share-based compensation expenses, net of tax and $0.6 million non-cash acquisition related charges, net of tax
(2) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.2 million of share-based compensation expenses, net of tax and $0.4 million non-cash acquisition related charge, net of tax.

Fourth Quarter 2012 Results Compared to Third Quarter 2012 Results (USD in millions) (unaudited)

	Q4 2012	Q3 2012	CHANGE
Net Revenues	$190.6 million	$190.4 million	+0.1%
Gross Profit	$44.4 million	$44.3 million	+0.3%
Gross Margin	23.3%	23.3%	----
GAAP Net Income Attributable to Shareholders	$14.3 million	$10.4 million	+37.7%
Non-GAAP Net Income Attributable to Shareholders	$15.3 million (1)	$16.5 million (2)	-7.3%
GAAP EPS (Per Diluted ADS, USD)	$0.084	$0.061	+37.7%
Non-GAAP EPS (Per Diluted ADS, USD)	$0.089 (1)	$0.097(2)	-8.2%

(1) Non-GAAP net income attributable to common shareholders and EPS excludes $0.4 million of share-based compensation expenses, net of tax and $0.6 million non-cash acquisition related charges, net of tax.
(2) Non-GAAP net income attributable to common shareholders and EPS excludes $5.6 million of share-based compensation expenses, net of tax and $0.5 million non-cash acquisition related charges, net of tax.

"I am extremely proud of our excellent financial and operating results we achieved in the quarter and for the entire year in 2012," began Mr. Jordan Wu, President and Chief Executive Officer of Himax. "Since we successfully embarked on our business transformation in the fourth quarter of 2011, we have increased our market share and advanced our technology leadership across many of our businesses. The overall margin improvement and broad-based sales growth in our small and medium-sized driver and non-driver product businesses is just two examples that our long-term strategy is unfolding as we planned. With several recent design wins with international brand and China customers and a robust new product pipeline, we remain optimistic about our outlook for 2013."

Fourth Quarter 2012 Financial Results

Breakdown by Product Line (USD in millions) (unaudited)

	Q4 2012%		Q4 2011%		% Change
Display drivers for large-size panels	$77.5	40.7%	$67.0	39.6%	+15.8%
Display drivers for small/medium sized panels	$85.4	44.8%	$80.6	47.6%	+6.0%
Non-driver products	$27.7	14.5%	$21.7	12.8%	+27.6%

	Q4 2012%		Q3 2012%		% Change
Display drivers for large-size panels	$77.5	40.7%	$76.5	40.2%	+1.3%
Display drivers for small/medium sized panels	$85.4	44.8%	$87.3	45.8%	-2.2%
Non-driver products	$27.7	14.5%	$26.6	14.0%	+4.2%

Total revenues for the fourth quarter of 2012 increased 12.7% year-over-year to $190.6 million and increased 0.1% sequentially. The strong sales growth was a result of market share gains and new products in all of the Company's products including large-sized and small and medium-sized panel drivers and non-driver products.

Revenues from large panel display drivers were $77.5 million, up 15.8% from a year ago and up 1.3% from the third quarter of 2012, and accounted for 40.7% of total revenues. The sequential increase was attributed to strong TV demand arising from customers' preparation for the Chinese New Year sales and China panel customers' additional capacity ramp, offset by slower demand for notebooks. Among all of Himax's large panel markets, China showed the greatest growth year-over-year and sequentially.

Sales of small and medium-sized drivers remained solid for Himax. The Company recorded $85.4 million in small and medium-sized driver IC sales, up 6.0% from the same period in 2011 and down 2.2% from the previous quarter, and accounted for 44.8% of total revenues. The sequential decline was mainly due to the weak feature phone demand as the Company switched its focus to smartphone. China's white-box market for both smartphones and tablets also experienced some correction toward the end of the fourth quarter. Excluding feature phones, sales for small and medium-sized drivers, especially those for smartphone, tablet and automotive display applications, grew substantially for the fourth quarter 2012 from the same period last year. The Company remains bullish on the growth prospect of the small and medium-sized driver IC segment for 2013.

Revenues from Himax's non-driver businesses were $27.7 million, an increase of 27.6% from the same period last year and up 4.2% sequentially, and accounted for 14.5% of total revenues. CMOS image sensor, power management ICs and IP licensing were among the non-driver products which delivered sequential growth. Also adding to this growth were pilot shipments of the Company's LCOS microdisplays for the new and exciting head-mounted display application. The Company's fourth quarter non-driver businesses overall grew 27.6% year over year as many products experienced double-digit growth. Such products include CMOS image sensor, touch panel controller, power management IC, WLED driver, wafer level optics, IP licensing and operational amplifiers. Himax believes that its non-driver business will continue to account for an increasing percentage of its sales over time and it provides the most exciting long-term prospects for growth.

Revenues from related parties were down 6.3% from the previous quarter and up 2.2% from the same period last year. In comparison, revenues from other parties went up 3.4% quarter-over-quarter and up 18.3% year-over-year. Related party sales accounted for 31.8% of total sales in the fourth quarter, compared to 35.1% a year ago and 34.0% in the previous quarter. The related party sales as a percentage of total revenue may continue to decline as other Himax businesses lines are forecasted to outgrow the related party business.

Gross margins were 23.3% for the three months ended December 31, 2012, up 120 basis points from 22.1% in the fourth quarter of 2011 and a slight improvement from the previous quarter. This is the fifth consecutive quarter of gross margin improvement for the Company, and represents the highest quarterly gross margin for Himax since the fourth quarter of 2008. The trend in the Company's margin expansion is a direct result of a richer mix of higher margin products like those in its non-driver categories and the fast-growing small and medium-sized panel drivers. Gross margin improvement will continue to be one of Himax's key business goals going forward.

Fourth quarter 2012 GAAP operating expenses were $25.2 million, down 3.8% from $ 26.2 million a year ago and down 19.1% from $31.1 million in the previous quarter. The significant sequential decrease was primarily the result of the difference in RSU charges. The third quarter RSU expense was $6.3 million while it was just $0.5 million in the fourth quarter. In accordance with its protocol, the Company grants annual RSUs to its staff at the end of September each year, which, given all other things equal, leads to higher third quarter GAAP operating expenses compared to the other quarters of the year. Discounting the higher RSU expenses in the third quarter of 2012, the Company's Q4 operating expenses were stable compared to the previous quarter and down $1.0 million from the same quarter last year.

GAAP operating income for the fourth quarter of 2012 was $19.2 million, or 10.1% of sales, up $8.1 million, or 72.0%, compared to the same period last year and up $6.1 million, or 46.1%, from $13.2 million, or 6.9% of sales, in the previous quarter. Excluding RSU expenses, operating income for the fourth quarter remained around flat compared to the previous quarter.

Reported GAAP net income was $14.3 million, or 8.4 cents per diluted ADS, for the fourth quarter of 2012 compared to $3.7 million, or 2.1 cents per diluted ADS, in the corresponding quarter a year ago, and $10.4 million, or 6.1 cents per diluted ADS, in the previous quarter. GAAP net income improved 285.8% compared to fourth quarter 2011 and 37.7% quarter-over-quarter. The sequential net income growth was mainly a result of the difference in RSU charges. The increase in net income of 285.8% year-over-year was partly attributable to difference in income taxes and tax credit provisions. Excluding share-based compensation, acquisition-related charges, income tax and tax credit provisions, the Company's non-GAAP adjusted pre-tax income for the fourth quarter was little changed from the previous quarter; but it still grew 95.4% versus prior year, reaching $20.2 million. The strong year-over-year growth is a result of a combination of 12.7% top line growth, a 120 bps gross margin expansion and $1.0 million operating expenses reduction. GAAP EPS per diluted ADS grew 300.0% from the same period last year and 37.7% over the previous quarter.

Non-GAAP net income in the fourth quarter was $15.3 million, or 8.9 cents per diluted ADS, up from $4.3 million, or 2.5 cents per diluted ADS, for the same period last year, and down from $16.5 million, or 9.7 cents per diluted ADS, in the previous quarter. Non-GAAP net income for the fourth quarter 2012 grew 252.2% over the same period last year.

Full Year 2012 Results (USD in millions) (unaudited)

	FY 2012	FY 2011	CHANGE
Net Revenues	$737.3 million	$633.0 million	+16.5%
Gross Profit	$170.6 million	$125.6 million	+35.8%
Gross Margin	23.1%	19.8%	+3.3%
GAAP Net Income Attributable to Shareholders	$51.2 million	$10.7 million	+377.9%
Non-GAAP Net Income Attributable to Shareholders	$59.9 million (1)	$18.3 million (2)	+227.3%
GAAP EPS (Per Diluted ADS, USD)	$0.30	$0.061	+391.8%
Non-GAAP EPS (Per Diluted ADS, USD)	$0.351 (1)	$0.103 (2)	+240.8%

(1) Non-GAAP Net income attributable to common shareholders and EPS excludes $6.9 million of share-based compensation expenses, net of tax and $1.8 million non-cash acquisition related charges, net of tax.
(2) Non-GAAP Net income attributable to common shareholders and EPS excludes $5.9 million of share-based compensation expenses, net of tax and $1.7 million non-cash acquisition related charges, net of tax.

Full Year 2011 Financial Results

Breakdown by Product Line (USD in millions) (unaudited)

	FY 2012%		FY 2011%		% Change
Display drivers for large-size	$305.2	41.4%	$270.4	42.7%	+12.9%
Display drivers for small/medium sized panels	$328.9	44.6%	$282.1	44.6%	+16.6%
Non-driver products	$103.2	14.0%	$80.5	12.7%	+28.0%

Himax believes that 2012 demonstrated a successful turnaround in its business from the trough of 2011. Small and medium-sized driver ICs replaced the large panel sector to become its largest source of sales due to fast growth in the smartphone and tablet segments and the Company's leading position therein. Large panel driver IC sales also experienced double- digit growth last year, benefiting from the growth in China market where mainland Chinese manufactures continue to expand capacity. Himax's non-driver products delivered the strongest growth last year due to new product launches and project wins. The Company expects its non-driver products to outgrow driver ICs in the years ahead.

Revenues totaled $737.3 million in 2012, representing a 16.5% increase year over year. The growth was a result of increasing sales in all product segments.

Small and medium-sized drivers grew 16.6% year over year, representing 44.6% of total revenues. Himax sales into the feature phone segment declined in 2012 as they switched their focus to smartphone applications. Excluding feature phone sales, Himax's small-and medium sized drivers grew over 50% year over year. The performance in this area last year was the result of the Company expanding its reach to end customers across China, Korea, and the US. This growth momentum is expected to continue through 2013.

Revenues from large panel display drivers grew 12.9% year-over-year, representing 41.4% of the Company's total revenues as compared to 42.7% in 2011. The growth was mainly driven by the sales to Chinese customers and led to a gain in market share in the large panel segment.

Non-driver products grew 28.0% year over year, representing 14.0% of total sales for Himax, as compared to 12.7% a year ago. The Company's timing controller IC, touch panel controller, power management ICs, WLED drivers, ASIC service, IP licensing and wafer level optics all delivered strong growth in 2012. The Company believes that this result demonstrates its strong R&D capability and its commitment to diversify its product portfolio.

Revenues from related parties were down $6.3 million, or 2.4%, from the previous year. In comparison and excluding related party sales, revenues increased $110.5 million, or 29.5%, year-over-year. Related party sales accounted for 34.2% of total sales in 2012, compared to 40.8% a year ago.

Gross margin in 2012 was 23.1%, a 330 basis-point improvement, from 19.8% in 2011. The significant margin improvement is a result of the Company's product diversification and mix. Management remains committed to drive margins higher.

GAAP operating expenses were $103.5 million for the twelve months of 2012, down $5.5 million, or 5.0% from the same period 2011. Excluding the bad debt collection from SVA-NEC in 2011 and higher restricted stock unit expenses in 2012, full year non-GAAP operating expenses were $97.2 million, down $13.3 million, or 12.0% from 2011. The significant reduction was due to a better overall expense control and reduced ramp-up costs for the production of WLO at the Company's in-house manufacturing facility.

Operating income was $67.1 million, or 9.1% of sales, as compared to $16.6 million, or 2.6% of sales, for 2011, representing 303.8% increase year over year.

GAAP net income for the twelve months 2012 was $51.2 million, or 30 cents per diluted ADS, up from $10.7 million, or 6.1 cents per diluted ADS, for the same period last year. The significant improvement in GAAP net income was a result of its overall revenue growth of 16.5%, gross margin improvement to 23.1% in 2012 from 19.8% in 2011 and operating expense reduction of $5.5 million. 2012 GAAP net income grew 377.9% and GAAP EPS per diluted ADS grew 391.8% year-over-year.

Non-GAAP net income for 2012 was $59.9 million, or 35.1 cents per diluted ADS, up from $18.3 million, or 10.3 cents per diluted ADS, for 2011. Non-GAAP net income for 2012 grew 227.3% and non-GAAP EPS per diluted ADS grew 240.8% over 2011.

Balance Sheet and Cash Flow

The Company had $138.9 million in cash, cash equivalents and marketable securities available for sale on December 31, 2012, compared to $89.0 million on September 30, 2012 and $106.3 million as of December 31, 2011. Additionally, restricted cash balance was $73.0 million at the end of December 2012, as compared to $84.2 million at the end of December 2011. Inventories at the end of December were $ 116.7 million, up from $113.0 million a year ago and down from $128.3 million a quarter ago.

Accounts receivable were $209.0 million on December 31, 2012 as compared to $218.3 million on September 30, 2012 and $181.1 million a year ago. Day Sales Outstanding ("DSO") was 103 days at end of 2012 versus 104 days in 2011 and 109 days at end of the last quarter.

Net cash inflow from operating activities for full year 2012 was $52.2 million, an increase of 20.1% from $43.4 million in 2011. The improvement in cash from operations was a result of higher net income and better working capital management. Himax invested $6.6 million on capital expenditures in 2012, down substantially from $18.9 million spent in 2011.

The Company paid an annual dividend of 6.3 cents per ADS in July 2012, equal to 100% of its 2011 net income. Himax remains committed to paying annual dividends, the amount of which is referenced primarily on prior year's profitability. The high payout ratio in 2012 is an illustration of our confidence for our profitability to continue to improve.

Share Buyback Update

With regards to the Company's $25 million dollars share buyback program, Himax has purchased a total of $13.4 million, or approximately 9.5 million ADS, through December 31, 2012. Himax purchased $0.7 million, or approximately 0.3 million ADS, in the three months ended December 31, 2012. Himax management has stated they will continue to execute the remaining share repurchase program in accordance with Rule 10b-18.

February 2013 Non-Deal Road Show

Ms. Jackie Chang, CFO, Ms. Penny Lin, IR Manager, and John Mattio, US-Based IR firm from MZ Group, will host investor meetings in the San Francisco, New York Metro and Minneapolis area from February 25th to March 5th, 2013. If you are interested in meeting with the Company's senior executives in a 1-on-1 session or group session, please contact Himax's US or Taiwan based investor relations contact at the numbers below.

Conference Call

Himax Technologies, Inc. will hold a conference call with investors and analysts tomorrow, February 7, 2013 at 8:00 a.m. US Eastern Standard Time to discuss the Company's fourth quarter and FY 2012 financial results. Details of the call follow below.

DATE:	Thursday, February 7, 2012

TIME:	U.S. 8:00 a.m. EST
TAIWAN 9:00 p.m.

DIAL IN:	U.S. 1-877-407-4018
INTERNATIONAL 1-201-689-8471

CONFERENCE ID:	407795

WEBCAST:	http://public.viavid.com/index.php?id=103201

A replay of the call will be available beginning two hours after the call through midnight February 14, 2013 (1 p.m. February 15, Taiwan time) on www.himax.com.tw and by telephone at +1-877-870-5176 (US Domestic) or +1-858-384-5517 (International). The conference ID number is 407795. This call is being webcast by ViaVid Broadcasting and can be accessed by clicking on this http://public.viavid.com/index.php?id=103201 or at ViaVid's website at http://www.viavid.net, where the webcast can be accessed through February 7, 2014.

About Himax Technologies, Inc.

Himax Technologies, Inc. (HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, LCOS micro-displays used in palm-size projectors and head-mounted displays, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions and silicon IPs. The company also offers digital camera solutions, including CMOS image sensors and wafer level optics, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security and medical devices. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 1,400 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan and the US. Himax has 1,762 patents granted and 1,397 patents pending approval worldwide as of December 31, 2012. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

About Non-GAAP Financial Measures

To supplement the unaudited consolidated statement of income and comprehensive income presented in accordance with GAAP, the Company is also providing non-GAAP measures of income before income tax expenses, net income, net income attributable to us and basic and diluted earnings per share for the three and twelve months ended December 31, 2012 and 2011, which are adjusted from results based on GAAP to exclude the non-cash transactions. The non-GAAP financial measures are provided to enhance the Investors' overall understanding of our current performance in on-going core operations as well as the prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. The Company uses both GAAP and non-GAAP information in evaluating our operating business results internally and therefore deems it important to provide all of this information to investors. The non-GAAP adjustments include share based compensations, acquisition related charges, bad debt collections and its tax charges and tax credit provisions.

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2011 filed with the SEC, as may be amended

– FINANCIAL TABLES –

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(These interim financials do not fully comply with US GAAP because they omit all interim disclosure required by US GAAP)
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	Three Months Ended December 31,		Three Months Ended September 30,
	2012	2011	2012
Revenues
Revenues from third parties, net	$129,973	$109,841	$125,671
Revenues from related parties, net	60,666	59,387	64,742
	190,639	169,228	190,413

Costs and expenses:
Cost of revenues	146,216	131,850	146,113
Research and development	17,003	18,666	21,494
General and administrative	4,328	3,923	5,056
Sales and marketing	3,863	3,611	4,588
Total costs and expenses	171,410	158,050	177,251

Operating income	19,229	11,178	13,162

Non operating income (loss):
Interest income	74	160	58
Equity in losses of equity method investees	(14)	(74)	(30)
Foreign exchange losses, net	(233)	(310)	(63)
Interest expense	(79)	(125)	(77)
Other income (loss), net	(192)	9	502
	(444)	(340)	390
Earnings before income taxes	18,785	10,838	13,552
Income tax expense	4,527	5,809	3,388
Net income	14,258	5,029	10,164
Net loss (income) attributable to noncontrolling interests	82	(1,312)	247
Net income attributable to Himax stockholders	$14,340	$3,717	$10,411

Basic earnings per ordinary share attributable to Himax stockholders	$ 0.042	$ 0.011	$ 0.031
Diluted earnings per ordinary share attributable to Himax stockholders	$ 0.042	$ 0.011	$ 0.031
Basic earnings per ADS attributable to Himax stockholders	$ 0.084	$ 0.021	$ 0.061
Diluted earnings per ADS attributable to Himax stockholders	$ 0.084	$ 0.021	$ 0.061

Basic Weighted Average Outstanding ADS	170,057	176,227	169,782
Diluted Weighted Average Outstanding ADS	170,868	176,227	169,929

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	Twelve Months Ended December 31,
	2012	2011
Revenues
Revenues from third parties, net	$485,281	$374,788
Revenues from related parties, net	251,974	258,233
	737,255	633,021

Costs and expenses:
Cost of revenues	566,700	507,449
Research and development	70,913	79,042
General and administrative	17,139	17,095
Sales and marketing	15,443	12,827
Total costs and expenses	670,195	616,413

Operating income	67,060	16,608

Non operating income (loss):
Interest income	317	556
Equity in losses of equity method investees	(128)	(349)
Foreign exchange gains (losses), net	(452)	466
Interest expense	(352)	(455)
Other income (loss), net	502	(18)
	(113)	200
Earnings before income taxes	66,947	16,808
Income tax expense	16,567	7,301
Net income	50,380	9,507
Net loss attributable to noncontrolling interests	789	1,199
Net income attributable to Himax stockholders	$51,169	$10,706

Basic earnings per ordinary share attributable to Himax stockholders	$0.150	$0.030
Diluted earnings per ordinary share attributable to Himax stockholders	$0.150	$0.030
Basic earnings per ADS attributable to Himax stockholders	$0.300	$0.061
Diluted earnings per ADS attributable to Himax stockholders	$0.300	$0.061

Basic Weighted Average Outstanding ADS	170,528	176,886
Diluted Weighted Average Outstanding ADS	170,762	176,914

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:	Three Months Ended December 31,		Three Months Ended September 30,
	2012	2011	2012
Share-based compensation
Cost of revenues	$15	$6	$150
Research and development	316	188	4,570
General and administrative	58	33	1,009
Sales and marketing	73	42	1,004
Income tax benefit	(76)	(52)	(1,118)
Total	$386	$217	$5,615

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Acquisition-related charges
Research and development	$559	$242	$305
Sales and marketing	289	289	289
Income tax benefit	(289)	(125)	(125)
Total	$559	$406	$469

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:	Twelve Months Ended December 31,
	2012	2011
Share-based compensation
Cost of revenues	$176	$124
Research and development	5,625	5,062
General and administrative	1,191	872
Sales and marketing	1,230	1,005
Income tax benefit	(1,367)	(1,151)
Total	$6,855	$5,912

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Acquisition-related charges
Research and development	$1,345	$1,017
Sales and marketing	1,157	1,157
Income tax benefit	(664)	(500)
Total	$1,838	$1,674

Himax Technologies, Inc.
GAAP Unaudited Condensed Consolidated Balance Sheets
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	December 31, 2012	September 30, 2012	December 31, 2011
Assets
Current assets:
Cash and cash equivalents	$138,737	$88,822	$106,164
Restricted cash and cash equivalents	73,000	73,000	84,200
Investments in marketable securities available-for-sale	172	171	165
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts	135,747	136,284	101,280
Accounts receivable from related parties, less allowance for sales returns and discounts	73,258	82,019	79,833
Inventories	116,671	128,339	112,985
Deferred income taxes	15,294	16,760	16,217
Prepaid expenses and other current assets	13,029	15,012	14,865
Total current assets	$565,908	$540,407	$515,709

Investment securities, including securities measured at fair value	$12,688	$12,926	$24,506
Equity method investments	283	295	439
Property, plant and equipment, net	52,609	53,119	57,150
Deferred income taxes	4,303	5,785	13,649
Goodwill	30,786	30,923	26,846
Intangible assets, net	8,025	6,557	4,494
Other assets	2,445	2,427	2,185
	111,139	112,032	129,269
Total assets	$677,047	$652,439	$644,978

Liabilities and Equity
Current liabilities:
Short-term debt	$73,000	$73,000	$84,200
Accounts payable	135,546	129,959	134,353
Income taxes payable	9,766	8,687	3,644
Other accrued expenses and other current liabilities	23,725	22,688	23,163
Total current liabilities	$242,037	$234,334	$245,360
Other liabilities	6,745	3,860	4,560
Total liabilities	$248,782	$238,194	$249,920

Equity
Himax stockholders' equity:
Ordinary shares, US$0.3 par value, 1,000,000,000 shares authorized; 356,699,482 shares issued and 339,149,508, 339,834,778 and 349,279,556 outstanding at December 31, 2012, September 30, 2012, and December 31, 2011, respectively	$107,010	$107,010	$107,010
Additional paid-in capital	104,776	104,700	103,051
Treasury shares, at cost (17,549,974 ordinary shares, 16,864,704 ordinary shares and 7,419,926 ordinary shares at December 31, 2012, September 30, 2012, and December 31, 2011, respectively)	(12,469)	(11,805)	(4,502)
Accumulated other comprehensive income	(137)	(488)	166
Unappropriated retained earnings	228,201	213,861	187,712
Himax stockholders' equity	$427,381	$413,278	$393,437
Noncontrolling interests	884	967	1,621
Total equity	$428,265	$414,245	$395,058
Total liabilities and equity	$677,047	$652,439	$644,978

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)

	Three Months Ended December 31,		Three Months Ended September 30,
	2012	2011	2012

Cash flows from operating activities:
Net income	$14,258	$5,029	$10,164
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	3,669	3,182	3,152
Share-based compensation expenses	458	269	451
Loss on disposal of property, plant and equipment	6	7	30
Loss (gain) on disposal of marketable securities, net	(17)	1	(635)
Unrealized loss on conversion option	---	32	62
Interest income from amortization of discount on investment in corporate bonds	---	(40)	(18)
Impairment loss on investment in non-marketable securities	238	---	---
Equity in losses of equity method investees	14	74	30
Deferred income tax expense	2,732	5,213	7,587
Inventories write downs	2,445	2,757	3,241
Changes in operating assets and liabilities:
Accounts receivable	537	(6,997)	(7,239)
Accounts receivable from related parties	8,782	594	1,811
Inventories	9,222	(11,078)	7,579
Prepaid expenses and other current assets	1,987	(514)	(320)
Accounts payable	5,586	20,807	(29,448)
Income taxes payable	1,669	675	(4,067)
Other accrued expenses and other current liabilities	857	(2,717)	1,568
Other liabilities	1	---	(1,039)
Net cash provided by (used in) operating activities	52,444	17,294	(7,091)

Cash flows from investing activities:
Purchase of property and equipment	(2,199)	(1,206)	(1,746)
Proceeds from disposal of property and equipment	1	---	---
Purchase of available-for-sale marketable securities	(4,485)	(3,443)	(3,351)
Disposal of available-for-sale marketable securities	4,502	3,442	7,984
Cash acquired in acquisition	----	---	546
Pledge of restricted cash equivalents and marketable securities	(2)	(1,101)	(3)
Decrease in other assets	253	---	585
Net cash provided by (used in) investing activities	(1,930)	(2,308)	4,015

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)

	Three Months Ended December 31,		Three Months Ended September 30,
	2012	2011	2012
Cash flows from financing activities:
Distribution of cash dividends	---	---	(10,680)
Proceeds from issuance of new shares by subsidiaries	---	12	33
Payments to repurchase ordinary shares	(664)	(2,498)	(511)
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Technologies, Limited.	----	17	---
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	25	2,504	78
Purchase of subsidiary shares from noncontrolling	(1)	(47)	(9)
interests
Release (pledge) of restricted cash equivalents and marketable securities (for borrowing of short-term debt)	---	500	(10,000)
Proceeds from borrowing of short-term debt	---	250,000	73,000
Repayment of short-term debt	---	(250,000)	(63,000)
Net cash provided by (used in) financing activities	(640)	488	(11,089)
Effect of foreign currency exchange rate changes on cash and cash equivalents	41	36	(5)
Net increase (decrease) in cash and cash equivalents	49,915	15,510	(14,170)
Cash and cash equivalents at beginning of period	88,822	90,654	102,992
Cash and cash equivalents at end of period	$138,737	$106,164	$88,822

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense	$79	$126	$77
Income taxes	$88	$46	$174

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)

	Twelve Months Ended December 31,
	2012	2011

Cash flows from operating activities:
Net income	$50,380	$9,507
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,299	12,795
Share-based compensation expenses	1,936	4,190
Loss on disposal of property, plant and equipment	36	121
Gain on disposal of equity method investment	---	(313)
Gain on disposal of marketable securities, net	(648)	(350)
Unrealized loss (gain) on conversion option	(28)	934
Interest income from amortization of discount on investment in corporate bonds	(101)	(170)
Impairment loss on investment in non-marketable securities	238	---
Equity in losses of equity method investees	128	349
Deferred income tax expense	9,670	6,492
Inventories write downs	12,418	9,138
Changes in operating assets and liabilities:
Accounts receivable	(34,467)	(21,068)
Accounts receivable from related parties	6,591	16,181
Inventories	(16,104)	(4,135)
Prepaid expenses and other current assets	1,421	951
Accounts payable	1,192	18,431
Income taxes payable	6,711	(5,616)
Other accrued expenses and other current liabilities	(172)	(2,092)
Other liabilities	(333)	(1,897)
Net cash provided by operating activities	52,167	43,448

Cash flows from investing activities:
Purchase of property and equipment	(6,560)	(18,859)
Proceeds from disposal of property and equipment	1	7
Purchase of available-for-sale marketable securities	(19,609)	(17,490)
Disposal of available-for-sale marketable securities	24,255	25,834
Proceeds from disposal of equity method investment	---	371
Purchase of investment securities	(3)	---
Cash acquired in acquisition	546	---
Pledge of restricted cash equivalents and marketable securities	(7)	(94)
Decrease in other assets	682	34
Net cash used in investing activities	(695)	(10,197)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)

	Twelve Months Ended December 31,
	2012	2011
Cash flows from financing activities:
Distribution of cash dividends	$ (10,680)	$ (21,224)
Proceeds from issuance of new shares by subsidiaries	116	53
Payments to repurchase ordinary shares	(8,886)	(4,627)
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Technologies Limited	97	17
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	436	3,224
Purchase of subsidiary shares from noncontrolling	(14)	(1,958)
interests
Release (pledge) of restricted cash equivalents and marketable securities (for borrowing of short-term debt)	11,200	(26,700)
Proceeds from borrowing of short-term debt	304,000	277,200
Repayment of short-term debt	(315,200)	(250,000)
Net cash used in financing activities	(18,931)	(24,015)
Effect of foreign currency exchange rate changes on cash and cash equivalents	32	86
Net decrease in cash and cash equivalents	32,573	9,322
Cash and cash equivalents at beginning of period	106,164	96,842
Cash and cash equivalents at end of period	$138,737	$106,164

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense	$352	$490
Income taxes	$448	$6,326
Supplemental disclosures of non-cash investing activities:
Fair value of ordinary shares issued by Himax Display, Inc. in the acquisition of Spatial Photonics, Inc.	$135	$ ---

Himax Technologies, Inc.
Non-GAAP Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-based Compensation and Acquisition-Related Charges:

	Three Months Ended December 31,		Three Months Ended September 30,
	2012	2011	2012
Revenues	$190,639	$169,228	$190,413

Gross profit	44,423	37,378	44,300
Add: Share-based compensation – Cost of revenues	15	6	150
Gross profit excluding share-based compensation	44,438	37,384	44,450
Gross margin excluding share-based compensation	23.3%	22.1%	23.3%

Operating income	19,229	11,178	13,162
Add: Share-based compensation	462	269	6,733
Operating income excluding share-based compensation	19,691	11,447	19,895
Add: Acquisition-related charges –Intangible assets amortization	848	531	594
Operating income excluding share-based compensation and acquisition-related charges	20,539	11,978	20,489
Operating margin excluding share-based compensation and acquisition-related charges	10.8%	7.1%	10.8%
Net income attributable to Himax stockholders	14,340	3,717	10,411
Add: Share-based compensation, net of tax	386	217	5,615
Add: Acquisition-related charges, net of tax	559	406	469
Net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	15,285	4,340	16,495
Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	8.0%	2.6%	8.7%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Himax Technologies, Inc.
Non-GAAP Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-based Compensation and Acquisition-Related Charges:

	Twelve Months Ended December 31,
	2012	2011
Revenues	$737,255	$633,021

Gross profit	170,555	125,572
Add: Share-based compensation – Cost of revenues	176	124
Gross profit excluding share-based compensation	170,731	125,696
Gross margin excluding share-based compensation	23.2%	19.9%

Operating income	67,060	16,608
Add: Share-based compensation	8,222	7,063
Operating income excluding share-based compensation	75,282	23,671
Add: Acquisition-related charges –Intangible assets amortization	2,502	2,174
Operating income excluding share-based compensation and acquisition-related charges	77,784	25,845
Operating margin excluding share-based compensation and acquisition-related charges	10.6%	4.1%
Net income attributable to Himax stockholders	51,169	10,706
Add: Share-based compensation, net of tax	6,855	5,912
Add: Acquisition-related charges, net of tax	1,838	1,674
Net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	59,862	18,292
Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	8.1%	2.9%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Diluted Earnings Per ADS Attributable to Himax stockholders Excluding Share-based Compensation and Acquisition-Related Charges:

	Three Months Ended December 31, 2012	Twelve Months Ended December 31, 2012

Diluted GAAP earning per ADS attributable to Himax stockholders	$ 0.084	$ 0.300
Add: Share-based compensation per ADS	$ 0.002	$ 0.040
Add: Acquisition-related charges per ADS	$ 0.003	$ 0.011

Diluted non-GAAP earning per ADS attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	$ 0.089	$ 0.351

Numbers do not add up due to rounding
CONTACT: For the Company
         Jackie Chang, CFO
         Himax Technologies, Inc.
         Taiwan Tel: +886-2-2370-3999 Ext.22300, or
         US Tel: +1-949-585-9838 Ext. 252
         Email: jackie_chang@himax.com.tw
         www.himax.com.tw

         Penny Lin, Investor Relations
         Himax Technologies, Inc.
         Tel: +886-2-2370-3999 Ext.22320
         Fax: +886-2-2314-0877
         Email: penny_lin@himax.com.tw
         www.himax.com.tw

         Investor Relations - US Representative
         MZ North America
         John Mattio, SVP
         Tel: +1-212-301-7130
         Email: john.mattio@mzgroup.us
         www.mzgroup.us